INVESTMENT MANAGERS SERIES TRUST II

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is dated as of ______, 2021, by and between INVESTMENT MANAGERS SERIES TRUST II, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (each a “Fund”), and the investment advisor of the Fund, Foothill Capital Management, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated _______, 2021 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses of such Fund pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

NOW THEREFORE, in consideration of the covenants and the mutual promises herein contained and other good and valuable considerations the receipt of which is hereby acknowledged, the Prior Agreement is hereby amended and restated in full as follows:

1.      Limit on Operating Expenses.

a.	The Advisor hereby agrees to limit current Operating Expenses of each Fund, to an annual rate, expressed as a percentage of average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund. In the event that the current Operating Expenses for a Fund, as accrued each month, exceed the Annual Limit, the Advisor will pay to the Fund on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.      Definition. For purposes of this Agreement, with respect to each Fund:

a.	The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement and any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

b.	For each Fund, the term “Expense Limitation Period” is defined as ten (10) fiscal years following the Fund’s current fiscal year end, as adjusted pursuant to Paragraph 4 herein.

3.      Term. This Agreement shall become effective with respect to each Fund, on the date specified in Appendix A (the “Effective Date”) and shall remain in effect through the end of the Fund’s Expense Limitation Period; provided however, that at the end of each fiscal year during the Expense Limitation Period, the Expense Limitation Period shall be increased by an additional one-year period; and provided further that this Agreement may be sooner terminated as provided in Paragraph 5 of this Agreement.

4.      Termination. This Agreement may be terminated at any time with respect to any Fund, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may be terminated by the Advisor with respect to any Fund, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period of the Fund, subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

5.      Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.      Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.      Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST II	FOOTHILL CAPITAL MANAGEMENT, LLC

By:	By:
Print Name: Joshua Gohr	Print Name:
Title: Assistant Treasurer	Title:

Appendix A

Fund	Annual Operating Expense Limit	Effective Date
Cannabis Growth ETF	0.65%	__/__/2021